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MedImmune Contacts:
Lori Weiman
Senior Director, Corporate Communications
301-527-4321

Will Roberts
Manager, Investor Relations
301-527-4358

On December 3, 2001, MedImmune announced that it has entered into a definitive merger agreement under which it will acquire Aviron through an exchange offer and merger transaction. Attached and incorporated herein by reference in its entirety as Exhibit 1 is a copy of a slide-show presentation given to investors by MedImmune to further explain the transaction.

Filed by MedImmune, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934
Subject Company: Aviron
Commission File No. 000-20815

Aviron Acquisition
December 2001

This announcement may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Such statements reflect management's current views and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in MedImmune's and Aviron's filings with the SEC. MedImmune and Aviron are developing products for potential future marketing. There can be no assurance that such development efforts will succeed, that such products will receive required regulatory clearance or that, even if such regulatory clearance were received, such products would ultimately achieve commercial success. There can be no assurance that the offer and merger will close or that Aviron will be integrated successfully or without unanticipated costs.

We urge the Aviron stockholders and other investors to read the registration statement on Form S-4, Schedule TO, preliminary prospectus, supplements, final prospectus and other exchange offer documents which will be filed by MedImmune with the Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by Aviron with the SEC. These documents will contain important information which should be read carefully before any decision is made with respect to the offer. When documents are filed with the SEC, they will be available for free at the SEC's website at www.sec.gov. Documents are available for free from the contact persons above.

Agenda

•	Transaction Details
•	Strategic Rationale
•	FluMist™ Opportunity
•	Aviron Pipeline Overview

Transaction Details

•	$1.5B transaction value
•	$47.41 per AVIR share (28% premium) at 11/30/01
•	Stock-for-stock, tax free exchange offer
•	1.075 MEDI shares for each AVIR share
•	Equity ownership
	—	86% MEDI
	—	14% AVIR
•	Standard closing conditions
•	Anticipate closing 1Q '02

Strategic Rationale
Excellent Strategic Fit

•	Scientific and medical overlap
	—	Infectious disease
	—	Respiratory disease
	—	Vaccine technology
	—	Pediatrics
•	Leverages infrastructure and capabilities
	—	Product development
	—	Regulatory
	—	Manufacturing/QA/QC
	—	Marketing and sales

Strategic Rationale
Unique Ability to Assess and Execute

•	R&D	Jim Young, PhD
•	Clinical	Frank Top, MD Ed Connor, MD
•	Regulatory	Peter Patriarca, MD
•	Mfg./QC/QA	Gail Wasserman, PhD Ed Goley Ben Machielse
•	Marketing	Jeff Hackman

Strategic Rationale
Excellent Financial Fit

•	Dilutive in 2002
•	Neutral to cash EPS in 2003
•	Double digit accretion thereafter
•	Accelerates '03-'06 growth targets
	—	25% annual revenue growth
	—	30% annual EPS growth

Strategic Rationale
Excellent Financial Fit

Financial Goals

	2002	2003	2006
Revenues	$900M	$1.1 - $1.25B	>$2.1B
Cash EPS	$0.65 - $0.70	$1.15 - $1.20	>$2.50

2006 Operating Metrics (Goals)

•	77% to 80% gross margin
•	15% to 17% R&D
•	21% to 23% SG&A
•	Over 40% EBITDA and pre-tax margins

Strategic Rationale
Create Premier Biotech Company

•	Two blockbuster products
	—	Synagis®
	—	FluMist™
•	Rich pipeline
	—	Antibodies and vaccines
	—	Four in Phase 3, five in Phase 2
•	Proven ability to deliver
	—	Product approvals
	—	Manufacturing scale-up
	—	Commercial success
	—	Financial results

The FluMist Opportunity

Influenza

•	Most common cause of medically attended acute respiratory illness
•	Acute febrile illness (up to 104°F)
	—	Chills, myalgia, cough, sore throat, nasal congestion, headache, malaise
•	High risk of mortality and other severe complications
	—	Pneumonia and influenza—6th leading cause of death in the US

Impact of Influenza

•	Every Year in the U.S.
	—	25-50 Million People Infected
	—	20,000-50,000 Deaths
	—	70 Million Lost Work Days
	—	38 Million Lost School Days
	—	Costs Nearly $15 Billion

Source: MMWR 2001
Source: American Lung Association, 3/01

Influenza-related Morbidity and Mortality

Glezen WP. Emerging Infections: pandemic influenza. Epidemiol Rev. 1996; 18(1),64-76.

Influenza

•	Vaccination is primary method for prevention
	—	Annual vaccination
	—	Inactivated vaccine
•	Three manufacturers
	—	Aventis Pasteur
	—	Medeva
	—	American Home Products
•	80 million doses sold annually in U.S.
	—	Growing at 10%
	—	Price doubled to approximately $5 recently
	—	Expected to reach $10 soon
•	Anticipate proprietary vaccine pricing for FluMistTM

FluMist™
Live	Active viral replication	X	>20,000 vaccinated in ~20 studies
Attenuated	"Mild" illness	X	Positively viewed by pediatric community
Cold-adapted Temperature- sensitive	Replication restricted mainly to nasopharynx	X	Anticipated by recommending bodies
Trivalent	A (H3N2, H1N1), B	X	Significant public health impact
Dose = 0.5 ml (~10[7] TCID50) 0.25 ml into each nostril

Efficacy

Endpoint	% Efficacy	95% CI
Culture Confirmed Flu	91.7	87.7, 94.4
Febrile Illness	93.6	89.7, 96.0
Otitis Media	96.2	87.6, 98.8
Lower Respiratory Illness	95.2	62.2, 99.4
Endpoint	% Reduction	P-Value
Missed daycare/preschool/school days
Any Illness	12.8	0.07
Culture Positive Illness	93.2	<0.001
Healthcare Provider Visits
Any Illness	11.2	0.02
Culture Positive Illness	92.1	<0.001
Parental Lost Work
Any Illness	12.6	0.17
Culture Positive Illness	93.0	<0.001

Frozen FluMist BLA
Under FDA Review

•	BLA Submission: October 31, 2000
	—	10 month PDUFA calendar
•	Pre-licensure inspections conducted 1H 2001
	—	Clinical sites
	—	Manufacturing sites
•	FDA advisory committee (VRBPAC): July 26-27, 2001

VRBPAC Efficacy Discussion

Question 1:	Are the data adequate to support the efficacy of FluMist?
Adults 18-64 years of age? Yes 13-2
Children 1-17 years of age? Yes 8-7
Children 2-17 years of age? Yes 13-2

VRBPAC: Safety Discussion

Question 2:	Are the data adequate to support the safety of FluMist in the population in which an indication is being sought (i.e., 1-64 years)?
No 10-4
6 of 10 no votes were provisional pending final FDA data analysis
Issues
• Pneumonia
• Asthma
• Concurrent use

Pediatric Pneumonia

	FluMist			Placebo
Study	N	Cases	Greater Than or Equal to 21d	N	Cases	Greater Than or Equal to 21d
AV006-Y1	1070	8	6	532	2	1
AV006-Y2	917	2	1	441	0	0
AV007	400	1	1	100	0	0
AV0012-Y1	4298	2	1
AV0012-Y2	5251	6	4
AV0015	949	1	1
AV0017	1175	3	3	0	0	0
AV0019	6495	14	10	6	10	6
Total	20,555	37	27	4,321	12	7
Percent		0.18%	0.13%		0.21%	0.16%

Asthma Episodes (All Doses)

Healthy Children AV019

Age	Setting	FluMist n/N	Placebo n/N	Rate per 1000 person-months FluMist / Placebo	Binomial Relative Risk (90% CI)
1 - 17	Combined	58 / 6473	30 / 3216	4.58 / 4.77	0.96 (0.66, 1.40) P=.422
1 - 8	Combined	45 / 3769	21 / 1868	5.05 / 4.76	1.06 (0.69, 1.66) P=.418
18 - 35 mos.	Combined	16 / 728	2 / 369	9.30 / 2.29	4.06 (1.29, 17.86) P=.019
12 - 17 mos.	Combined	1 / 171	3 / 90	2.51 / 14.43	0.17 (0.01, 1.17) P=.067

Safety Database
(approximate number of participants)

	Pre-Aviron Data Set	Included in BLA	Included in Safety Update
Healthy Children	2,600	6,000	18,000
Healthy Adults	4,600	3,700	4,000
High Risk	900	700	2,000
Total	8,100	10,400	24,000

Complete Response Letter

•	Complete response letter received 8/31/01
•	FDA requested additional information and clarification on clinical & manufacturing data
•	Response planned by December 31, 2001
•	FDA will re-establish review period
•	Optimistic that available data will satisfy FDA

Potential Label

Indication	Prevention of influenza in healthy persons age 18mo - 64yrs
ClinPharm	93% Efficacy in healthy children 37%[Arrow Down Symbol] Febrile otitis media Reduction in direct/indirect costs
Precautions/ Warnings	Do not administer to persons with prior Hx wheezing; do not administer with other vaccines
Side Effects	Mild URI Sx in 20-50% Significant fever 2-5%
Dosage/Admin	0.5 cc intranasally (0.25 cc/nostril) 2 doses 30-60d apart for age <9yrs

Conclusions

X	Important medical advancement
X	New approach to immunization
X	Efficacy established
X	Draft clinical responses address major CR issues
X	Primary issues that may affect timing and labeling
• Concomitant immunization data
• Wheezing/asthma
X	Data support high likelihood of approval

FluMist™ Commercial Structure

•	AHP (Wyeth-Lederle Vaccines) alliance
	—	U.S. co-promotion
	—	AHP distributes Ex-U.S.
	—	AHP records end-user sales
•	Aviron manufactures frozen FluMist
•	Aviron/AHP share manufacturing of liquid FluMist
•	AHP pays (reimburses) sales and marketing expenses
•	Co-funding of clinical development costs
•	Aviron receives approximately 50% of worldwide end-user sales and operating profit

R&D Programs

•	FluMist Enhancements
	—	Liquid presentation
	—	sterile filtration for virus harvest
	—	Reduced NAF
	—	Plasmid rescue for development of MVS
	—	Cell culture production
	—	Mapping of mutations in MDV
•	Herpes Simplex Vaccine
•	Cytomegalovirus Vaccine
•	Parainfluenza Virus-3/bovine PIV-3 Vaccine Hybrid
•	RSV Vaccine/bovine PIV-3 Vaccine Hybrid

Aviron Acquisition

•	Excellent strategic fit
•	Excellent financial fit
•	Creates premier biotech company

QuickLinks

Agenda
Transaction Details
Strategic Rationale Excellent Strategic Fit
Strategic Rationale Unique Ability to Assess and Execute
Strategic Rationale Excellent Financial Fit
Strategic Rationale Excellent Financial Fit
Strategic Rationale Create Premier Biotech Company
The FluMist Opportunity
Influenza
Impact of Influenza
Influenza-related Morbidity and Mortality
Influenza
Efficacy
Frozen FluMist BLA Under FDA Review
VRBPAC Efficacy Discussion
VRBPAC: Safety Discussion
Pediatric Pneumonia
Asthma Episodes (All Doses)
Safety Database (approximate number of participants)
Complete Response Letter
Potential Label
Conclusions
FluMist™ Commercial Structure
R&D Programs
Aviron Acquisition